SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/14/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
153

8. SHARED VOTING POWER
47

9. SOLE DISPOSITIVE POWER
200
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

22.60%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 1, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on November 5, 2009 there were 885 shares of Auction Rate Preferred outstanding as of 08/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 200 shares of BQH or 22.60% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days no shares of BQH Auction Rate Preferred were purchased.




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/18/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041

					Date: February 14, 2011

BlackRock New York Municipal Bond Trust
Park Avenue Plaza
55 East 52nd Street
New York, New York 10055

Attention: Howard B. Surloff, Secretary

RE: Advance Notice of Nomination of Director and Proposals

Dear Mr. Surloff:

Cede & Co., the nominee of The Depository Trust Company ("Cede"), is a holder of record of shares of auction rate preferred stock (the "shares"), of BlackRock New York Municipal Bond Trust (the "Company"). These shares are registered on the stock transfer books of the Company in the name of Cede. Cede has been informed by its Participant, J.P. Morgan Clearing Corp. (the "Participant"), that on the date hereof 40 shares of auction rate preferred stock credited to the Participant's account are beneficially owned by Opportunity Partners L.P., a customer of Participant's direct client and correspondent firm, Merlin Securities LLC ("Merlin").

At the request of Participant, on behalf Opportunity Partners, Cede, as holder of record of the shares, is hereby submitting this notice
(the "Notice") to the Company in accordance with the requirements of Sections 6 and 7 of Article I of the Amended and Restated Bylaws of the Company, dated October 28, 2010. Cede's address is c/o The Depository Trust Company, 55 Water Street, New York, NY 10041. Opportunity Partners' address is Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663.

Cede has been informed by Opportunity Partners that it intends to appear at the 2011 annual meeting of the Company's shareholders (the "Annual Meeting") in person or by proxy to submit the nomination and proposals specified in this Notice. Cede has been informed by Opportunity Partners that it is seeking at the Annual Meeting to nominate the following person (the "Proposed Nominee") for election by the shareholders of auction rate preferred stock voting as a class to be a member of the board of directors of the Company at the Annual Meeting.

Walter S. Baer; Age: 73; Date of Birth: July 27, 1937; Business Address:
Annenberg School for Communications and Journalism, University of
Southern California, Los Angeles, California 90089-0281; Residence Address:
344 S. Canyon View Drive, Los Angeles, California 90049; Nationality:
U.S. Citizen; Shares or derivative instruments ever owned by the Proposed Nominee or any "Proposed Nominee Associated Person": none; Professional
Experience: Presently a private investor; University of Southern California, Annenberg School for Communications and Journalism, Senior Fellow; RAND Corporation, Deputy Vice President and Professor of Policy Analysis, 1990-2004; Times Mirror Company, Director of Advanced Technology, 1981-1989; Education: University of Wisconsin, Ph.D.(physics),1964, Caltech ,BS (physics), 1959; Directorships/Other: KCRW Public Radio Foundation, Director, Audit Committee Chair.

Cede has been informed by Opportunity Partners that it believes all of information regarding the Proposed Nominee required by the Bylaws is set forth above and that (1) the Proposed Nominee meets the qualifications set forth in Section 1 of Article II, (2) is not an "interested person" as defined in Section 2(a)(19) of the Investment Company Act of 1940, and (3) there is no further affirmative information to report about the Proposed Nominee relating to Section 7(d)(i) of Article I or otherwise required by the Bylaws or in solicitations of proxies. The written consent of the Proposed Nominee to be nominated and to serve as a director of the Company is attached hereto.

Cede has been informed by Opportunity Partners that it is a member of a group, Bulldog Investors et al., that filed a form 13D on July 1, 2010 and the information disclosed in that form 13D is hereby incorporated in this Notice except for the following statement which supersedes the second paragraph of Item 3 of that form 13D:

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors ,Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. SS 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned SS 1983 lawsuit. In the SS 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September
26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights.
The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the SS 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.

Cede has been informed by Opportunity Partners that it believes all of the information about Opportunity Partners or any Shareholder Associated Person required by the Bylaws is set forth above and that there is no further affirmative information to report about Opportunity Partners or any Shareholder Associated Person relating to Section 6(d)(ii) or
Section 7(d)(ii) of Article I or otherwise required by the Bylaws or in solicitations of proxies.

Cede has been informed by Opportunity Partners that it intends to present the following proposals at the Annual Meeting:

1.	The board of directors shall consider taking all steps necessary to cause the Company to redeem all outstanding auction rate preferred shares including but not limited to consideration of eliminating all leverage or replacing such shares with Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2.	Notwithstanding anything to the contrary in any of the Company's organizing documents (i) each director shall promptly review the Company's bylaws with respect to measures that affect shareholder democracy, and (ii) any director that votes to adopt or does not vote to rescind any measure intended to make the election process prior to or at a shareholder meeting less than scrupulously fair or that confers or denies any advantage to any candidate or slate of candidates, shall resign as a director of the Company.

3.	Any director of the Company who is elected as a result of a
        contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a director.

The purpose of the first proposal is to address the need of shareholders of the Company's auction rate preferred shares for liquidity. The purpose of the second proposal is to insure that all directors of the Company adhere to a fiduciary standard of scrupulous fairness in connection with shareholder meetings as established by Delaware case law. The purpose of the third proposal is to attract qualified opposition nominees for director of the Company.

At the request of the Participant , Cede requests that the Company direct any further communications related to this Notice to Opportunity Partners.

While Cede is furnishing this Notice as the stockholder of record of the shares, it does so at the request of Participant and only as a nominal party for Opportunity Partners, which is the true party in interest.
Cede has no interest in this matter other than to take those steps which are necessary to ensure that Opportunity Partners is not denied its rights as the beneficial owner of the shares, and Cede assumes no further responsibility in this matter.


					Sincerely yours

                                        /S/

					Cede & Co.

					BY: Peter J Gleeson Partner